Exhibit 12.1
PRUDENTIAL FINANCIAL, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Nine Months Ended	Year Ended December 31,
	September 30, 2016	September 30, 2016	2015	2014	2013	2012	2011
	($ in millions)
Earnings:
Income (loss) from continuing operations before income taxes (1)	$2,332	$5,388	$7,711	$1,715	$(1,712)	$737	$5,191
Less:
Undistributed income (loss) of investees accounted for under the equity method	78	23	(280)	134	223	107	286
Interest capitalized	0	0	0	0	0	0	0

Adjusted earnings	2,254	5,365	7,991	1,581	(1,935)	630	4,905

Add fixed charges:
Interest credited to policyholders’ account balances	824	3,168	3,479	4,263	3,111	4,234	4,484
Gross interest expense (2)	316	1,003	1,328	1,934	1,419	1,389	1,315
Interest component of rental expense	22	62	77	75	85	96	93

Total fixed charges	1,162	4,233	4,884	6,272	4,615	5,719	5,892

Total earnings plus fixed charges	$3,416	$9,598	$12,875	$7,853	$2,680	$6,349	$10,797

Ratio of earnings to fixed charges (3)	2.94	2.27	2.64	1.25	0	1.11	1.83

(1)	Excludes earnings attributable to noncontrolling interests.
(2)
Interest expense on short-term and long-term debt, including interest expense of securities businesses reported in “Net investment income” in the Consolidated Statements of Operations, capitalized interest and amortization of debt discounts and premiums. Interest expense does not include interest on liabilities recorded under the authoritative guidance on accounting for uncertainty in income taxes. The Company’s policy is to classify such interest in income tax provision in the consolidated statements of operations.

(3)
Due to the Company’s loss for the twelve months ended December 31, 2013, the ratio coverage was less than 1:1 and is therefore not presented. Additional earnings of $1,935 million would have been required for the twelve months ended December 31, 2013, to achieve a ratio of 1:1.